UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province, The People’s Republic of China

+86-571-82613568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Underwritten Follow-on Offering

On May 22, 2025, WORK Medical Technology Group LTD (the “Company”), closed its underwritten follow-on offering and sale (the “Offering”) of 10,000,000 ordinary units (each, an “Ordinary Unit,” and, collectively, the “Ordinary Units”), with each Ordinary Unit consisting of (i) one Class A ordinary share, par value $0.0005 per share (each, a “Class A Ordinary Share,” and, collectively, the “Class A Ordinary Shares”), (ii) one Series A warrant to purchase one Class A Ordinary Share (each, a “Series A Warrant,” and, collectively, the “Series A Warrants”), and (iii) one Series B warrant to purchase one Class A Ordinary Share (each, a “Series B Warrant,” and, collectively, the “Series B Warrants,” together with the Series A Warrants, the “Warrants”). Each Ordinary Unit was priced at $0.50. The Company generated gross proceeds of $5,000,000, before deducting underwriting discounts, non-accountable expense allowance, and offering expenses payable by the Company.

The Series A Warrants have a one-year term, are immediately exercisable after issuance, and have an initial exercise price of $1.00 per Class A Ordinary Share. If at any time and from time to time on or after the Series A Warrants are issued there occurs any share split, share dividend, share combination, or reverse share split, recapitalization, or other similar transaction involving the Class A Ordinary Shares (a “Share Combination Event”), the Series A Warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the aggregate number of Class A Ordinary Shares that would be issuable upon exercise of the Series A Warrants if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (b) 3.0. As a result, holders of the Series A Warrants may elect to be issued a maximum of 30,000,000 Class A Ordinary Shares upon the exercise of the Series A Warrants upon a Share Combination Event.

The Series B Warrants have a three-month term, are immediately exercisable after issuance, and have an initial exercise price of $1.00 per share. The Series B Warrants may also be exercised in whole or in part by means of a “zero price exercise,” in which the holder will be entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the aggregate number of Class A Ordinary Shares that would be issuable upon exercise of the Series B Warrants if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (b) 4.0. Such zero price exercise is subject to the beneficial ownership limitations as described in the Series B Warrant. As a result, holders of the Series B Warrants may elect to be issued a maximum of 40,000,000 Class A Ordinary Shares upon the exercise of the Series B Warrants.

If the Company, at any time while any of the Warrants are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on shares of its Class A Ordinary Shares or any other equity or equity equivalent securities payable in Class A Ordinary Shares, (ii) subdivides outstanding Class A Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Class A Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of Class A Ordinary Shares or any other shares of the Company, then in each case the exercise price and the number of shares issuable upon exercise of the Warrant shall be proportionately adjusted. However, if the adjustment above would otherwise result in an increase in the exercise price of the Warrant, no adjustment shall be made. In addition to the foregoing adjustment, upon the occurrence of a Share Combination Event, the exercise price of the Series A Warrants shall be subject to a one-time only reset to the lowest per share volume-weighted average prices of the Class A Ordinary Shares on the trading market for the 10 trading days immediately after the effective date of the Share Combination Event provided that the exercise price shall not be reset to below $1.00 (such price, the “Floor Price”) after giving effect to the Share Combination Event, which Floor Price in no event shall be adjusted, including by any Share Combination Event. Upon such reset of the exercise price of the Series A Warrants, the number of Class A Ordinary Shares issuable shall be increased such that the aggregate exercise price of the Series A Warrants on the issuance date for the Class A Ordinary Shares then outstanding shall remain unchanged following such reset.

In the event of a fundamental transaction (“Fundamental Transaction”), as described in the Warrants and generally including any merger, consolidation, sale of substantially all assets, or other change of control transaction in which the Company’s shareholders immediately prior to such transaction own less than 50% of the voting power of the surviving entity, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that a holder of the number of Class A Ordinary Shares for which such Warrant was exercisable immediately prior to the Fundamental Transaction would have been entitled to receive pursuant to such transaction, or at the option of the holder, the Company or successor entity shall purchase such portion of the Warrant that remains outstanding after the Fundamental Transaction for cash equal to the Black-Scholes value thereof. If the Company is not the surviving entity in the Fundamental Transaction, any successor entity shall assume the obligations under such Warrant.

The Offering was conducted pursuant to an underwriting agreement, dated May 20, 2025 (the “Underwriting Agreement”), by and between the Company and Univest Securities, LLC, as the representative of several underwriters named in Schedule A of the Underwriting Agreement.

Copies of the form of each of the Underwriting Agreement, the Series A Warrant, and the Series B Warrant are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement and the Warrants are subject to and qualified in their entirety by each such document.

On May 21, 2025, the Company issued a press release announcing the pricing of the Offering. On May 22, 2025, the Company issued a press release announcing the closing of the Offering. A copy of each of the press releases is attached hereto as Exhibit 99.4 and 99.5, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: May 22, 2025	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
5.2	Opinion of Hunter Taubman Fischer & Li LLC, U.S. counsel to Company, as to the enforceability of the Warrants

99.1	The Underwriting Agreement

99.2	Form of Series A Warrant

99.3	Form of Series B Warrant

99.4	Pricing Press Release

99.5	Closing Press Release

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